HINDALCO

ADITYA BIRLA GROUP

06015429

AM/STOEX-GN/ /06 July 10, 2006

RECEIVED
2006 JUL 24 P 2:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551-6551

SUPPL

Re : Hindalco Industries Limited
Rule 12a3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Compliance with Clause 49 of the Listing Agreement

Please find enclosed herewith Quarterly Compliance Report on Corporate Governance, for the quarter ended **30th June, 2006.**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

PROCESSED
JUL 24 2006
THOMSON
FINANCIAL

ENCL: AS ABOVE.

7/24

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107

HINDALCO

ADITYA BIRLA GROUP

Hindalco Industries Ltd

Quarter ending on : **30/06/2006.**

Particulars	Clause of Listing Agreement	Compliance Status Yes/ No	Remarks
I Board of Directors	49 I		
(A) Composition of Board	49 (I A)	Yes	
(B) Non Executive Directors' compensation & disclosure	49 (IB)	Yes	The commission paid to Directors is approved by the General Meeting. The sitting fee paid to Directors is approved by the Board of Directors.
(C) Other provisions as to Board and committee	49 (IC)	Yes	
(D) Code of Conduct	49(ID)	Yes	
II Audit Committee	49(II)	Yes	
(A) Qualified and independent Audit Committee	49(IIA)	Yes	
(B) Meeting of Audit committee	49(IIB)	Yes	
(C) Power of Audit Committee	49(IIC)	Yes	
(D)Role of Audit Committee	49(IID)	Yes	
(E) Review of information by Audit Committee	49(IIE)	Yes	
III Subsidiary Companies	49(III)	Yes	The company has no material unlisted subsidiary company. The Company has a practice of placing Board minutes of unlisted subsidiary companies in the Board Meeting to be held for approval of half yearly and yearly result.
IV Disclosure	49(IV)		
(A) Basis of related party transaction	49(IVA)	Yes	The Company has a practice of placing related party transaction in the Audit Committee Meeting to be held to approve last quarter and yearly result
(B) Board disclosures	49(IVB & C)	Yes	
(C) Proceeds from public issues, right issues, preferential issues etc	49(IVD)	Yes	The details of usage of proceeds of right issue is placed in the notes to the Financial Results published as per Clause 41 of the Listing agreement.
(D) Remuneration of Directors	49(IVE)	NO	The Company has one executive Director and remuneration of executive director is approved by the Board of Directors.
(E) Management	49(IVF)	Yes	
(F) Shareholders	49(IVG)	Yes	
V CEO/CFO Certification	49(V)	Yes	CEO/CFO certificate as placed before the Board Meeting held end on 29th April 2006 is also published in the Corporate Governance Report annexed to the Directors Report for the FY 2005-06.
VI Report on Corporate Governance	49(VI)	Yes	The report as per the revised clause 49 published in the Annual Report for F.Y. 2005-06.
VII Compliance	49(VII)	Yes	The certificate obtained from the Statutory Auditors of the Company on compliance of the conditions of Corporate Governance is published in the Annual Report for F.Y. 2005-06.

HINDALCO INDUSTRIES LIMITED

Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516

(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)

Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107

HINDALCO INDUSTRIES LIMITED MUMBAI